

Mail Stop 3561

September 23, 2016

Via E-mail
Ming Hsieh
Chief Executive Officer
Fulgent Diagnostics, Inc.
4978 Santa Anita Avenue
Temple City, CA 91780

> **Re: Fulgent Genetics, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 19, 2016**
> **File No. 333-213469**

Dear Mr. Hsieh:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions, page 113

1.   We note your added disclosure about the $1.2 million in tax distributions that you expect to pay after completion of the offering to the former members of Fulgent LLC. Please disclose in this section such amounts you expect to pay to related persons in excess of $120,000.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Scott M. Stanton, Esq.
       Morrison & Foerster LLP